

Mail Stop 4720

June 29, 2009

By U.S. Mail and facsimile to (224) 405-4695

Mr. Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

      Re: **Discover Financial Services**
                Form 10-K for Fiscal Year Ended November 30, 2008
                Form 10-Q for the Period Ended February 28, 2009
                File No. 001-33378

Dear Mr. Guthrie:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Michael C. Volley
                    Staff Accountant